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                                                                  Exhibit (c)(v)
                       (Letterhead of Post & Heymann, LLP)

                                        December 14, 1999

VIA FACSIMILE AND FEDERAL EXPRESS
---------------------------------


Craig B. Smith, Esquire
Smith, Katzenstein & Furlow LLP
800 Delaware Avenue
P.O. Box 410
Wilmington, DE  19899

         Re: Winthrop California Investors Limited Partnership
             -------------------------------------------------

Dear Mr. Smith:

         I have been authorized by Winthrop California Investors Limited Partnership (the "Partnership") to respond to your letter dated December 7, 1999 to Michael L. Ashner in which you request access to a list of the Investor Limited Partners of the Partnership on behalf of Sutter Opportunity Fund, LLC ("Sutter").

         As you may know, the Partnership has been unable to prepare financial statements since 1997 as a result of its inability to obtain information on Crow Winthrop Development Limited Partnership (the "Development Partnership"). The Development Partnership owns a development parcel containing approximately 90 acres of land in Orange County, California and the Partnership's most significant asset is a 25% limited partnership interest in the Development Partnership. As a result, the limited partners of the Partnership have not had access to current financial information on the Partnership for some time. It is the Partnership's belief that without access to this information, the limited partners cannot make an informed decision on whether to transfer units, including whether to tender their units into the pending tender offer made by an affiliate of Sutter.

         Accordingly, the Partnership has decided to suspend the processing of all transfers of units other than transfers by operation of law. The transfer restriction will be lifted at such time as current financial information is delivered to the limited partners. The limited partners were informed of the foregoing action in a letter sent to them on December 9, 1999.

         The Partnership believes that it will be in a position to issue updated financial statements within the next few weeks



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and will gladly mail the Sutter affiliate's tender offer materials when such information has been disseminated to the Partnership's limited partners. However, the Partnership feels that to permit the distribution of the tender offer materials now, before the limited partners have access to current financial information, would not be in the best interests of the Partnership. Therefore, the Partnership will not provide Sutter with access to the list of Investor Limited Partners at this time.

                                Very truly yours,



                                David J. Heymann